                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                                                    Commission File Nos. 0-14365



                           NOTIFICATION OF LATE FILING

(Check One):

[ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q [ ] Form N-SAR
[ ] Form N-CSR
For the Period Ended: April 25, 2004
                      --------------


[ ] Transition Report on Form 10-K  [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F  [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

For the Transition Period Ended: _________________________.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: _______________________

                         PART I. REGISTRANT INFORMATION

Full Name of Registrant:    Alpha Technologies Group, Inc.
                            ------------------------------

Former name if applicable:  N/A
                            ---

Address of principal executive office (Street and Number): 11990 San Vicente
Blvd., Suite 350                                           -------------------
----------------

City, State and Zip Code: Los Angeles, CA 90049
                          ---------------------

                        PART II. RULE 12b-25 (b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[X]  (a)     The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;


[X]  (b)     The subject annual report, semi-annual report, transition report on
     Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or Form N-CSR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and


[ ]  (c)     The accountant's statement or other exhibit required by Rule
     12b-25(c) has been attached if applicable.

                               PART III. NARRATIVE

         State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         Due to a fire at one of the Company's facilities, the Company's financial reporting personnel were denied access to the facility. As a result, the Company has not been able to prepare its financial statements and Management Discussion and Analysis of Financial Condition and Results of Operations in a timely manner.


                           PART IV. OTHER INFORMATION

          (1) Name and telephone number of person to contact in regard to this notification

Robert W. Forman                         (212)                972-4900
-----------------------------------------------------------------------------
(Name)                                (Area code)        (Telephone Number)

          (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                        [X] Yes  [ ] No

          (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                        [X] Yes  [ ] No

          The Company expects to report a net loss of approximately $249,000 for the three months ended April 25, 2004, compared with net loss of $348,000 for the three months ended April 27, 2003.

Alpha Technologies Group, Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: June 10, 2004





                                           By: /s/ James Polakiewicz
                                               -----------------------------
                                               James Polakiewicz,
                                               Chief Financial Officer